CALGARY, ALBERTA (Marketwire - April 11, 2013) – Viosolar, Inc.  (OTCBB:VIOSF) (the "Company") announces that it has changed its auditors from ABBM Group, Ltd LLP, Chartered Accountants (the "Former Auditors") to BF Borgers CPA PC Chartered Accountant (the "Successor Auditors") effective March 27, 2013.

At the request of the Company, the Former Auditors resigned as auditors of the Company effective March 27, 2013. The Board of Directors of the Company on the recommendation of the Company's Audit Committee has appointed the Successor Auditors as the Company's auditors in place and stead of the Former Auditors effective April 9, 2013 until the close of the next annual general meeting of the Company.

There were no reservations in the Former Auditors' reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditors' resignation. There are no reportable events between the Company and the Former Auditors.

The Notice of Change of Auditors, together with the letter from the Former Auditors and the letter from the Successor Auditors, has been reviewed by the Company's Audit Committee and its Board of Directors.

ON BEHALF OF THE BOARD

Rick Walchuk, President & CEO

This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with the Securities and Exchange Commission or the Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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